UNITED CANNABIS CORPORATION
                            1600 Broadway, Suite 1600
                                Denver, CO 80202
                                 (303) 386-7104


                                 April 25, 2017


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   United Cannabis Corporation
            Form S-1
            File No. 333-216222


     United Cannabis Corporation (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to Thursday, April 27, 2017 at 12:00 p.m. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                                     Very Truly Yours,


                                     /s/ Earnest Blackmon
                                     Earnest Blackmon, President